Exhibit 99.1

HIVE HOLDINGS PARAGUAY 1 LTD.

- AND –

HIVE HOLDINGS PARAGUAY 2 LTD.

-AND-

HIVE DIGITAL TECHNOLOGIES, LTD

-AND-

BACKBONE HOSTING SOLUTIONS INC.

-AND-

BITFARMS LTD.

SHARE PURCHASE AGREEMENT

DATED AS OF MARCH 17, 2025, 16:01 PM

TABLE OF CONTENTS

Article 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Accounting Principles	11
1.3	Currency	11
1.4	Appointment of Vendors’ Delegate	11
1.5	Schedules	11
Article 2 PURCHASE AND SALE		12
2.1	Purchase and Sale of Purchased Shares	12
2.2	Purchase Price	12
2.3	Estimated Closing Payment	12
2.4	Payments at Closing	13
2.5	Closing Date Balance Sheet	14
2.6	Payment of the Post-Closing Adjustment	16
2.7	Interim Project Payments	16
2.8	Substation Energization	17
Article 3 REPRESENTATIONS AND WARRANTIES		18
3.1	Representations and Warranties of the Vendors	18
3.2	Representations and Warranties of the Purchasers	22
3.3	As is, Where is. No Additional Representations and Warranties from Vendors	23
3.3	Survival of Representations and Warranties	24
Article 4 COVENANTS		25
4.1	Confidentiality and Non-Disclosure	25
4.2	Option to Acquire Adjacent Land	25
4.3	Non-Solicitation	25
4.4	Advance Payment	25
4.5	Employee Matters	26
4.6	Tax Matters	26
4.7	Wrong Pockets	27
Article 5 CLOSING ARRANGEMENTS		28
5.1	Closing	28
5.2	Closing Deliveries by Vendors	28
5.3	Closing Deliveries by Purchasers	29
Article 6 INDEMNIFICATION		29
6.1	Indemnification by the Vendors	29
6.2	Indemnification by the Purchasers	30
6.3	Limitations on Indemnification	31
6.4	General Indemnification Rules	31
6.5	Direct Claims	32
6.6	Notice of Third Party Claims	33
6.7	Defence of Third Party Claims	33
6.8	Failure to Give Timely Notice	35
6.9	Duty to Mitigate	35
6.10	Exclusivity of Remedy	35

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6.11	Payment and Interest	35
6.12	Purchase Price Adjustment	35
Article 7 GENERAL		36
7.1	Further Assurances	36
7.2	No Waiver	36
7.3	Cost and Expenses	36
7.4	Public Announcements	36
7.5	Successors, Assigns and Assignments	36
7.6	Entire Agreement	37
7.7	Amendments and Waivers	37
7.8	Notices	37
7.9	Governing Law and Forum	37
7.10	Severability	38
7.11	Specific Performance and other Discretionary Rights	38
7.12	Counterparts	38
7.13	Language	38

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THIS SHARE PURCHASE AGREEMENT is made as of March 17, 2025, 16:01 pm

AMONG:	BACKBONE HOSTING SOLUTIONS INC., a corporation duly constituted under the laws of Canada, having a place of business at 1040 rue du Lux, Suite 312, Brossard QC J4Y 0E3 Canada;

(“BHS”)

AND:	BITFARMS LTD., a corporation duly constituted under the laws of Ontario, having a place of business at 110 Yonge Street, Suite 1601, Toronto ON M5C 1T4 Canada;

(“Bitfarms Canada” and collectively with BHS, the “Vendors”)

AND:	ZUNZ S.A., a corporation duly constituted under the laws of Paraguay, having a place of business at Coronel Bogado entre Mariscal Estigarribia y Alejo García, Asunción, Paraguay;

(the “Corporation”)

AND:	HIVE HOLDINGS PARAGUAY 1 LTD., a corporation duly constituted under the laws of Bermuda, having a place of business at 3rd Floor – 73 Front Street, Hamilton HM 12, Bermuda;

(the “Purchaser 1”)

AND:	HIVE HOLDINGS PARAGUAY 2 LTD., a corporation duly constituted under the laws of Bermuda, having a place of business at 3rd Floor – 73 Front Street, Hamilton HM 12, Bermuda;

(“Purchaser 2” and collectively with Purchaser 1, the “Purchasers”)

AND:

HIVE DIGITAL TECHNOLOGIES, LTD, a corporation duly constituted under the laws of British Columbia, having a place of business at Suite 128, 7900 Callaghan Road, San Antonio, Texas, 78229, United States of America;

(“Purchaser Parent” and collectively with Purchasers, the “Purchaser Parties” )

WHEREAS the Corporation owns a bitcoin mining site under construction in Yguazu, Paraguay, designed for a total power capacity of up to 200MW, including the Transferred Assets (collectively, the “Project”);

WHEREAS the Vendors are the owners, beneficially and of record, of all the issued shares in the share capital of the Corporation;

WHEREAS on January 24, 2025 (the “LOI Date”), Hive Digital Technologies, Ltd (the Purchasers Parent), Bitfarms Canada and the Corporation entered into a Binding Letter of Intent providing for the purchase by Purchasers Parent or one of its affiliates of all of the issued and outstanding shares of the Corporation (as amended and supplemented from time to time, including by the amendment to Binding Letter of Intent entered into as of February 28, 2025 by Purchasers Parent, Bitfarms Canada and the Corporation, the “LOI”);

WHEREAS Purchasers Parent is the owner, beneficially and of record of all of the issued and outstanding shares of the Purchasers;

WHEREAS in furtherance of the LOI, the Purchasers desire to purchase, and the Vendors desire to sell, all of the issued and outstanding shares in the share capital of the Corporation, the whole subject to the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

1.1.1	“Action” means any action, suit, litigation, arbitration, hearing, public inquiry, public investigation, proceeding, claim, complaint, cause of action, demand, charge, audit, notice of violation, notice of assessment, notice of reassessment, whether civil, criminal, administrative, regulatory or otherwise, whether at Law or equity;

1.1.2	“Advance Payment” means the payments totalling $1,067,993 (subject to potential non material adjustments on shipping costs & duty fees) to be paid by the Vendors and their Affiliates post-closing, as detailed in Schedule 1.1.2, and which the Purchasers are treating as an Interim Period Project Payments despite such amount not having been paid by the Vendors as of Closing;

1.1.3	“Affiliate” has the meaning ascribed thereto in the CBCA;

1.1.4	“Agreement” means this agreement, its recital, together with its Schedules and all amendments made hereto by written agreement between the Parties;

1.1.5	“Assigned Debt Balance” means the balance of sale owed to BHS pursuant to the Assignment Agreement;

1.1.6	“Assignment Agreement” means the loan assignment agreement entered into immediately prior to this Agreement and pursuant to which BHS transferred and assigned the BHS Indebtedness to the Purchaser;

1.1.7	“Assumed Liabilities” means the Liabilities of the Corporation listed in Schedule 1.1.7;

1.1.8	“BHS Indebtedness” means the outstanding indebtedness owing by the Corporation to BHS as of the Closing Date;

1.1.9	“Business Day” means any day on which Canadian chartered banks are generally open for business in Montréal (Québec), other than a Saturday or a Sunday;

1.1.10	“Cash” means Bitcoin, cash and cash equivalents of the Corporation, including term deposits, guaranteed investment certificates and similar readily liquid instruments but net of outstanding cheques, but excluding the Transferred Cash Assets;

1.1.11	“CBCA” means the Canada Business Corporations Act, as now in effect;

1.1.12	“Claims” include claims, demands, complaints, proceedings, actions, applications, arbitrations, suits, causes of action, appeals, audits, hearings, investigations, inquiries, assessments or reassessments (including claims, assessments and reassessments for Tax), charges, judgments, grievances or hearings;

1.1.13	“Closing” means the completion on the date hereof of the sale to, and purchase by, the Purchasers of the Purchased Shares and the completion of all other transactions contemplated by this Agreement which are to occur concurrently with the purchase and sale of the Purchased Shares;

1.1.14	“Closing Calculation” has the meaning ascribed thereto in Section 2.5.1;

1.1.15	“Closing Cash” means the Cash as at the Effective Time as determined on the basis of the Closing Date Balance Sheet;

1.1.16	“Closing Date” means the date hereof;

1.1.17	“Closing Date Balance Sheet” means the unaudited balance sheet of the Corporation, for the period ending as at the end of the day immediately preceding the Closing Date;

1.1.18	“Closing Document” means any agreement or other document delivered in relation to the Closing, including the Assignment Agreement;

1.1.19	“Closing Excluded Indebtedness” means the Excluded Indebtedness as at the Effective Time based on the Closing Date Balance Sheet;

1.1.20	“Closing Purchase Price Payment” has the meaning ascribed thereto in Section 2.4.1;

1.1.21	“Closing Transaction Expenses” means the Transaction Expenses as at the Effective Time;

1.1.22	“Closing Working Capital” means the Working Capital as at the Effective Time based on the Closing Date Balance Sheet;

1.1.23	“Confidential Information” means the whole or any portion of any non-public knowledge, data or information relating to a party, its assets, businesses, affairs, finances, operations and general activities, including but not limited to financial information and data, current or proposed business and financing plans, budgets, markets, customers, suppliers, distributors and sub-contractor information as well as a party’s technology, information, know-how, and trade secrets, copyrights, industrial designs, trademarks, patents and other similar industrial or intellectual properties;

1.1.24	“Contract” means any and all written or oral contracts, agreements, commitments and undertakings made by or to which the Corporation is a party or by which the Corporation is bound or under which the Corporation has, or will have, any rights or obligations;

1.1.25	“Corporation” has the meaning ascribed thereto in the preamble;

1.1.26	“Current Assets” means, without duplication, the aggregate sum of the values of the Corporation’s accounts receivable and other receivables, prepaid expenses, but excluding, for greater certainty, (i) all Cash and (ii) future Tax assets;

1.1.27	“Current Liabilities” means, without duplication, the aggregate sum of the Corporation’s accounts payable, notes payable, other payables and accrued liabilities, but excluding, for greater certainty (i) any amount, without duplication, that is included within Excluded Indebtedness or Transaction Expenses, (ii) accrued liabilities subject to the Interim Period Project Payments, (iii) future Tax liabilities and (iv) the Vendor Income Tax;

1.1.28	“Designated Percentage” for each Vendor means the percentage specified below opposite the name of such Vendor in Schedule 2.1;

1.1.29	“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

1.1.30	“Effective Time” means 16:01 Eastern Time on the Closing Date;

1.1.31	“Encumbrance” means pledges, liens (statutory or otherwise), charges, security interests, privileges, mortgages, hypothecs, trust deeds, trust or deemed trust (whether contractual, statutory or otherwise arising), or other similar interests or instruments charging, or creating a security interest in, or against title, easements, servitudes or rights-of-way (registered or unregistered) which affect the assets of a Person;

1.1.32	“Estimated Closing Cash” has the meaning ascribed thereto to Section 2.3.1(b);

1.1.33	“Estimated Closing Excluded Indebtedness” has the meaning ascribed thereto in Section 2.3.1(c);

1.1.34	“Estimated Purchase Price” has the meaning ascribed thereto to Section 2.3.1(f);

1.1.35	“Estimated Purchase Price Statement” has the meaning ascribed thereto to Section 2.3;

1.1.36	“Estimated Closing Transaction Expenses” has the meaning ascribed thereto to Section 2.3.1(d);

1.1.37	“Estimated Closing Working Capital” has the meaning ascribed thereto to Section 2.3.1(e);

1.1.38	“Excluded Indebtedness” means, in relation to the Corporation and other than the Assumed Liabilities:

(a)	all indebtedness of the Corporation for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit, note purchase obligations and bankers’ acceptances, whether or not matured) and including any short term portion of long term indebtedness and any shareholders’ or Related Parties’ loans or advances payable;

(b)	the amount of all liabilities of the Corporation pursuant to all capital leases or other title retention instruments listed as such on the Financial Statements;

(c)	all liabilities of the Corporation evidenced by letters of credit, notes, bonds, debentures, notes or similar instruments or covenants to create the same;

(d)	all indebtedness of the Corporation created or arising under any conditional sale, other title retention agreements with respect to acquired property;

(e)	all indebtedness or other obligation owing by the Corporation to any Related Party, excluding for greater certainty the Assigned Debt Balance;

(f)	all Tax liabilities payable by the Corporation for any Pre-Closing Tax Period (for greater certainty, net of any installments in respect of any Pre-Closing Tax Period);

(g)	all indebtedness, obligations and liabilities of whatsoever nature and kind of Corporation resulting from any subsidy agreement, contribution agreement or similar agreement between the Corporation and any Governmental Authority

(h)	all guarantees given or provided by the Corporation with respect to any indebtedness or other obligation of any other Person of a type described in this section 1.1.38;

(i)	all accrued interest relating to any indebtedness of the type referred to in any of the items of this definition;

(j)	all fees, accrued and unpaid interest, premiums or penalties or other obligations relating to any of the foregoing;

the whole determined using consistent principles, methodologies and adjustments as set forth in Schedule Purchase Price. Notwithstanding the foregoing, Excluded Indebtedness shall not include (i) any amount included in the calculation of the Closing Working Capital, nor (ii) any future income Tax liability, nor (ii) the BHS Indebtedness;

1.1.39	“Financial Statements” means the Year End Financial Statements and the Interim Financial Statements, complete copies of which are attached hereto as Schedule 1.1.39;

1.1.40	“Governmental Authority” means any (a) multinational, federal, provincial, state, territorial, regional, municipal, local, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, agency board or bureau, domestic or foreign, (b) any quasi-governmental or private body exercising any regulatory, administrative, expropriation or Governmental Authority under or for the account of any of the foregoing, (c) any judiciary or quasi-judiciary tribunal, court or body, and (d) the Canada Revenue Agency, the Internal Revenue Service, the Subsecretaría de Estado de Tributación of Paraguay and any other national, state, provincial, municipal, local or other similar authority;

1.1.41	“IFRS” means the International Financial Reporting Standards issued by the Consejo de Contadores Públicos of Paraguay;

1.1.42	“Indemnified Party” means any Person entitled to indemnification under this Agreement;

1.1.43	“Indemnifier” means any Party obligated to provide indemnification under this Agreement;

1.1.44	“Indemnity Payment” means any amount of Loss required to be paid pursuant to Section 6.1 or 6.2 hereof;

1.1.45	“Independent Firm” has the meaning ascribed thereto in Section 2.5.3;

1.1.46	“Interim Financial Statements” means the unaudited financial statements of the Corporation for the 30-day period ended January 31, 2025, consisting of an unaudited balance sheet of the Corporation;

1.1.47	“Knowledge” with respect to the Vendors means the actual knowledge of Ben Gagnon, Philippe Fortier, Jeffrey Lucas, Damien Luis Polla and Ignacio Marcilio, after reasonable internal inquiry with respect to the relevant matter, including based on official communications with and information received from Project Contractors;

1.1.48	“Laws” means all applicable (i) constitutions, treaties, laws, statutes, codes, ordinances, principles of common law, Orders, notices, rules, regulations and municipal by-laws, whether domestic, foreign or international and (ii) all Orders, decisions and sanctions from any Governmental Authority, to the extent they have the force of law, and the term “applicable” with respect to those Laws and in the context that refers to one or more Persons, means that those Laws apply to that Person or those Persons or its or their business, undertaking, property or securities and emanate from a Person having or claiming to exercise legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.49	“Loss” means any and all loss (including loss of profits or loss of value), liability, debt, Tax, damage, cost, expense, charge, fine, penalty or assessment, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise and all interest, punitive or exemplary damages, fines, penalties and reasonable professional fees and disbursements;

1.1.50	“Objection Notice” has the meaning ascribed thereto in Section 2.5.2;

1.1.51	“Order” means any final and enforceable order or any judgment, injunction, decree, ruling, stipulation, award or writ of any court, tribunal, arbitrator or other Governmental Authority;

1.1.52	“Over Payment” has the meaning ascribed thereto in Section 2.6.1;

1.1.53	“Paid-Out Creditor(s)” means the creditors listed in Schedule 1.1.53;

1.1.54	“Parties” means the Vendors, the Purchasers Parties, and the Corporation, and “Party” means any one of them;

1.1.55	“Pay-Out Letter(s)” means pay-out letters from the Paid-Out Creditors addressed to the Corporation;

1.1.56	“Permits” means all permits, certificates, certificates of authorization, certificates of compliance, authorizations, licenses, approvals of and registrations with any Governmental Authority or pursuant to any Laws used or held in connection with the Business;

1.1.57	“Permitted Encumbrances” means (a) applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements and building restrictions which do not affect the use or value of leased or owned real property affected thereby, including the posting of any required security for performance of obligations thereunder; (b) any easements, servitudes, rights-of-way, licenses, agreements, restrictions that run with the land and other minor Encumbrances (including easements, rights-of-way and agreements for railways, sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not affect the use or value of the leased or owned real property affected thereby; (c) reservations, limitations, provisos and conditions, if any, expressed in any original grants of land by a Governmental Authority which do not affect the use or value of the leased or owned real property affected thereby; (d) encumbrances of mechanics, labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or repair operations which have either been registered or filed pursuant to Laws against the Corporation or not yet registered or filed and which, in any such case, relate to obligations not due and payable; (e) statutory encumbrances relating to obligations not due and payable; (f) Encumbrances for Taxes, assessments, Governmental Authority charges or levies not due and payable as at the Closing Date; (g) Encumbrances for public utilities not due and payable as at the Closing Date; (h) rights of equipment lessors under equipment contracts provided the terms of such equipment contracts have been complied with up to and on the Closing Date; and (i) the Encumbrances listed and described in Schedule 1.1.57;

1.1.58	“Person” includes any individual, trust, trustee, executor, administrator, legal personal representative, estate, firm, partnership, joint venture, venture capital fund, joint stock company, association, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

1.1.59	“Pre-Closing Reorganization” means the sell-side pre-closing reorganization set forth in Exhibit 1.1.59;

1.1.60	“Pre-Closing Tax Period” means any taxable period, or portions thereof, ending on or before the Closing Date;

1.1.61	“Project” has the meaning ascribed thereto in the preamble hereof;

1.1.62	“Purchase Price” has the meaning ascribed thereto in Section 2.2;

1.1.63	“Purchased Shares” has the meaning ascribed thereto in Section 2.1;

1.1.64	“Purchasers” has the meaning ascribed thereto in the preamble hereof;

1.1.65	“Purchasers’ Fundamental Representations” means the representations and warranties set forth in Sections 3.2.1 [Organization] and 3.2.2 [Capacity and No Violation];

1.1.66	“Related Party” means (a) any Vendor and (b) any Affiliate of any Vendor;

1.1.67	“Related Party Contract” means any Contract between the Corporation and any Related Party of the Corporation or the Vendors;

1.1.68	“Representatives” means, with respect to any Person, the Affiliates, officers, directors, employees and agents of such Person;

1.1.69	“Required Third Party Consents” means the consents, approvals, notices, Orders, authorizations, filings, or permits listed in Schedule 1.1.69;

1.1.70	“Response Period” has the meaning ascribed thereto in Section 6.5;

1.1.71	“Subsidiary” has the meaning ascribed thereto in the CBCA;

1.1.72	“Target Working Capital” means $0;

1.1.73	“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever and wheresoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license agreements, franchise and registration fees and all employment insurance, health insurance, Governmental Authority pension plan premiums or contributions and for greater certainty, all contributions payable under any tax Laws;

1.1.74	“Tax Claim” has the meaning ascribed thereto in Section 6.7.3;

1.1.75	“Tax Return” means any and all returns, reports, declarations, statements, information, estimates, rebates or credits, elections, designations, schedules, filings or other documents (including any related or supporting information) relating to Taxes filed or required to be filed with any Governmental Authority or pursuant to any Law relating to Taxes or in fact filed with any Governmental Authority, including all information returns, Claims for refund, amended returns, declarations of estimated Taxes, and requests for extensions of time to file any of the preceding items;

1.1.76	“Third Party Claim” means any Claim asserted against an Indemnified Party or the Corporation, that is paid or payable to, or claimed by, any Person who is not a Party or an Affiliate of a Party;

1.1.77	“Transaction Expenses” means, to the extent not already considered as Current Liabilities in the calculation of the Estimated Purchase Price or of the Purchase Price and to the extent not already paid by the Corporation or by the Vendors, the legal, financial advisory and accounting costs and expenses incurred by or on behalf of the Corporation in connection with the consummation of the transactions provided herein, including the preparation, execution and delivery of this Agreement and the Closing Documents;

1.1.78	“Transferred Assets” means all rights to acquire land, buildings and electrical facilities, the Transferred Contracts, the Transferred Cash Assets and all related tools, equipment and hardware used in the operation and maintenance of the Project as described in Schedule 1.1.78 hereof;

1.1.79	“Transferred Cash Assets” means Bitcoin or other crypto currency or deposits existing as of the LOI Date and relating to the Project;

1.1.80	“Transferred Contracts” means the material Contracts related to the Project listed in Schedule 1.1.80;

1.1.81	“Transferred Employees” has meanings ascribed thereto to Section 4.3;

1.1.82	“Under Payment” has the meaning ascribed thereto to Section 2.6.2;

1.1.83	“Vendors” has the meaning ascribed thereto in the preamble;

1.1.84	“Vendors’ Delegate” has the meaning ascribed thereto in Section 1.4;

1.1.85	“Vendors’ Fundamental Representations” means the representations and warranties set forth in Sections 3.1.1 [Capacity and No Violation], 3.1.3 [Title to Purchased Shares], 3.1.4 [No Other Agreement to Purchase], 3.1.5 [Organization], 3.1.6 [Capitalization], 3.1.7 [Capacity and No Violation] and 3.1.9 [No Other Agreement to Purchase];

1.1.86	“Vendor Income Tax” means the amount payable by the Corporation under applicable Law in connection with the transaction contemplated in this Agreement which is equal to the result of multiplying 15% by the lowest of (i) the Estimated Purchase Price minus the nominal value of the Purchased Shares and (ii) 30% of the Estimated Purchase Price;

1.1.87	“Vendor Income Tax Withholding” has the meaning ascribed thereto in Section 2.4.2(b);

1.1.88	“Working Capital” means an amount equal to: (i) the aggregate Current Assets of the Corporation, minus (ii) the aggregate Current Liabilities of the Corporation (which may be positive or negative), the whole determined using consistent principles, methodologies and adjustments as set forth in Schedule 2.2, provided, however, that any item that is included in the calculation of Cash, Excluded Indebtedness or Transaction Expenses for the purposes of this Agreement shall be excluded from the determination of Working Capital; and

1.1.89	“Year End Financial Statements” means the unaudited financial statements of the Corporation for the years ended December 31, 2024, 2023, and 2022;

1.2	Accounting Principles

Wherever reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be made to IFRS, applicable as at the date on which such calculation or action is made or taken or required to be made or taken in accordance with IFRS.

1.3	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States Dollars.

1.4	Appointment of Vendors’ Delegate

Each of the Vendors hereby appoints and designates Bitfarms Canada (the “Vendors’ Delegate”) as mandatary for the Vendors, with full power and authority, including power of substitution, to, in its sole and absolute discretion: (i) amend or waive any provision of this Agreement, (ii) do all things and take all other action under or related to this Agreement or any Closing Document which it may consider necessary or useful to consummate the transactions contemplated by this Agreement (other than making or receiving payments); (iii) take all such action as may be necessary, appropriate, permitted or advisable to be taken by or on behalf of the Vendors under the terms of this Agreement in order to consent to, pay, contest, arbitrate, litigate or settle any Claim or alleged Claim related to this Agreement or any Closing Document, and resolve any dispute with the Purchasers over any aspect of this Agreement or any Closing Document; (iv) receive and deliver notices for and on behalf of the Vendors or any one of them; and (v) on behalf of each and every one of the Vendors, enter into any agreement to effect any of the foregoing items (i) to (iv), inclusively. The execution and delivery of this Agreement by the Vendors shall constitute approval of the appointment of the Vendors’ Delegate and all actions or inactions of the Vendors’ Delegate pursuant to this Agreement or any Closing Document and any action or inaction taken by the Vendors’ Delegate pursuant to this Section 1.4 within the mandate described herein shall have the effect of binding each of the Vendors, and the Purchasers shall be entitled to rely on any action or decision of the Vendors’ Delegate. Notices or communications to or from the Vendors’ Delegate shall constitute notice to or from each of the Vendors. The Purchasers shall not have any liability to any Vendor for any acts or omissions of the Vendors’ Delegate, or any acts or omissions taken or not taken by the either of the Purchasers at the direction of, or upon reliance of actions taken by, the Vendors’ Delegate, except where there has been gross negligence or wilful misconduct of the Purchasers.

1.5	Schedules

All Schedules attached hereto are incorporated by reference.

ARTICLE 2

PURCHASE AND SALE

2.1	Purchase and Sale of Purchased Shares

Upon and subject to the terms and conditions hereof, on the Closing Date, each Vendor shall sell to the Purchasers, and the Purchasers shall purchase from each Vendor, the shares of the Corporation set forth in Schedule 2.1 hereto, representing all of the issued and outstanding shares of the Corporation (the “Purchased Shares”).

2.2	Purchase Price

The aggregate purchase price payable by Purchasers to the Vendors for the Purchased Shares (the “Purchase Price”) is equal to the aggregate amount of (i) USD $4,943,222, (ii) plus the amount of the Closing Cash, (iii) less the amount of the Closing Excluded Indebtedness, (iv) less the Closing Transaction Expenses, (v) plus the amount (if any) by which the Closing Working Capital is greater than the Target Working Capital, (vi) less the amount (if any) by which the Target Working Capital is greater than the Closing Working Capital. Schedule 2.2 contains an illustrative calculation of the Purchase Price. Such Schedule indicates how the calculations are to be made and not how any particular item should be valued.

2.3	Estimated Closing Payment

2.3.1	The Parties acknowledge that it is not possible to determine the definitive Purchase Price until the Closing Date Balance Sheet is available and as such, the Vendors’ Delegate shall have delivered to the Purchasers prior to the Closing Date a statement (the “Estimated Purchase Price Statement”) in the form attached hereto as Schedule 2.2 that comprises:

(a)	an estimated balance sheet of the Corporation as at the end of the day immediately preceding the Closing Date;

(b)	an estimate of the Closing Cash (the “Estimated Closing Cash”);

(c)	an estimate of the Closing Excluded Indebtedness (the “Estimated Closing Excluded Indebtedness”);

(d)	an estimate of the Closing Transaction Expenses (the “Estimated Closing Transaction Expenses”);

(e)	an estimate of the Closing Working Capital (the “Estimated Closing Working Capital”);

(f)	an estimate of the Purchase Price, calculated as set forth in Schedule 2.2, based on (a) to (e) above (the “Estimated Purchase Price”).

The Vendors shall also have delivered to the Purchasers along with the Estimated Purchase Price Statement, an estimate of the Vendor Income Tax (the “Estimated Vendor Income Tax”).

2.3.2	The Purchasers may, acting reasonably, review and comment on the Estimated Purchase Price Statement and the Estimated Vendor Income Tax. In connection with the foregoing, the Vendors’ Delegate shall, upon request of the Purchasers, provide the Purchasers with related information supporting its determination of the Estimated Purchase Price and Estimated Vendor Income Tax and consider in good faith any comments from the Purchasers on the Estimated Purchase Price Statement and Estimated Vendor Income Tax.

2.4	Payments at Closing

2.4.1	Estimated Purchase Price. The Purchasers shall pay to the Vendors, by wire transfer of immediately available funds to the accounts specified by the Vendors to the Purchasers prior to Closing an amount of USD $4,720,777, representing the Estimated Purchase Price minus the Estimated Vendor Income Tax, allocated amongst the Vendors in accordance with their respective Designated Percentages (“Closing Purchase Price Payment”).

2.4.2	Estimated Closing Excluded Indebtedness, Estimated Closing Transaction Expenses and Estimated Vendor Income Tax. At Closing, the Purchasers shall pay, advance or cause to be advanced to:

(a)	the Corporation an amount equal to the portion of Estimated Closing Excluded Indebtedness of the Corporation payable to each Paid-Out Creditor thereof (which amount shall be the amount set forth in the applicable Pay-Out Letter) in immediately available funds in such manner as directed by each Paid-Out Creditor;

(b)	the Corporation an amount of USD $222,445, representing the Estimated Vendor Income Tax, by wire transfer of immediately available funds to the account of the Corporation and the Purchasers shall cause the Corporation to withhold and remit such amount to the applicable Governmental Authority within the prescribed time (the “Vendor Income Tax Withholding”), provided that (i) compliance with the requirements for a valid remittance of the Vendor Income Tax Withholding to the applicable taxing authorities will be the sole responsibility of the Purchasers and the Corporation, (ii) the Vendors shall reasonably cooperate with the Purchasers, as and to the extent reasonably requested by the Purchaser, in connection with such remittance, and (iii) for greater certainty, that the Vendors assume no liability in favour of the Corporation or any Purchaser if the Vendor Income Tax Withholding is not remitted in a timely fashion, including any cost, interest and penalty, if any, associated with any delayed remittance or failure to do so; and

(c)	the Corporation an amount equal to the portion of the Estimated Closing Transaction Expenses payable by the Corporation and the Corporation shall pay, as per the Vendors’ Delegate’s instructions, such portion of the Estimated Closing Transaction Expenses pursuant to whose wire transfer instructions provided by the Vendors’ Delegate.

2.5	Closing Date Balance Sheet

2.5.1	No later than 120 days after the Closing Date, the Vendors’ Delegate shall deliver to the Purchasers (i) the Closing Date Balance Sheet prepared in accordance with IFRS using the same accounting methods, policies, principles, practices and procedures with consistent classifications, judgments and estimation methodologies that were used in the preparation of the Financial Statements; (ii) the calculation of the Closing Cash, Closing Indebtedness, Closing Transaction Expenses on such Closing Date Balance Sheet; (iii) the calculation of the Purchase Price adjusted in accordance with the methodologies set forth in Schedule 2.2 and (iv) the calculation of the Vendor Income Tax (collectively, the “Closing Calculation”). The Purchasers shall be permitted access to working papers relating to the Closing Calculation.

2.5.2	The Purchasers may object to the Closing Calculation by written notice from the Purchasers to the Vendors’ Delegate within 45 days following receipt thereof, which notice shall specify in reasonable detail those items or amounts as to which the Purchasers object (the “Objection Notice”) and the Parties shall be deemed to have agreed upon all other items and amounts contained in such Closing Calculation which are not impacted by items or amounts objected to in the Objection Notice. If no Objection Notice is made within the period and in the manner specified in the preceding sentence, or if the Purchasers and the Vendors’ Delegate confirm in writing that they accept the Closing Calculation prior to the end of such 45 day period, then the Closing Calculation shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal and shall constitute the final Closing Calculation.

2.5.3	If an Objection Notice is delivered in the manner and within the 45-day period specified in the preceding paragraph, the Parties shall in good faith attempt to resolve any matters in dispute with respect to the Closing Calculation as promptly as practicable. If the Purchasers and the Vendors’ Delegate are unable to resolve all such items in dispute within 30 days after the receipt of the Objection Notice giving rise to such dispute, then those items or calculations in dispute shall be submitted for resolution within 5 Business Days following such 30 day period to Deloitte LLP or, if they are unwilling or unable to accept the mandate to resolve the dispute, to such other independent firm of chartered accountants as the Purchasers and the Vendors’ Delegate may agree in writing or, failing agreement, as appointed by the court (each being the “Independent Firm”). The Independent Firm, acting as an expert and not as arbitrator, will limit its review only to the specific items or calculations remaining in dispute (except to the extent that IFRS requires adjustments to other items as a result thereof). The Parties shall use commercially reasonable efforts to cause the Independent Firm to submit its determination or opinion in a written statement delivered to the Purchasers and the Vendors’ Delegate as promptly as practicable, but in no event later than 30 Business Days of the appointment of such Independent Firm, and such determination or opinion, together with those items accepted by the Purchasers and the Vendors’ Delegate in respect of the Closing Calculation or otherwise resolved between the Purchasers and the Vendors’ Delegate, shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal and shall constitute the final Closing Calculation.

2.5.4	The Parties shall cooperate fully in the preparation of the Closing Calculation. While the Independent Firm is making its determination hereunder, the Parties shall not communicate with the Independent Firm on the subject matter of its review, except by joint conference call, joint meeting or letter with copy simultaneously delivered to the other Parties.

2.5.5	The Parties will bear their respective fees and expenses (including those of their respective advisors) in preparing or reviewing the Closing Calculation. The fees and expenses of the Independent Firm will be allocated between the Vendors and the Purchasers as determined (and as set forth in the final determination) by the Independent Firm based upon the relative success (in terms of percentages) of each of the Purchasers’ claim, on the one hand, and the Vendors’ claim, on the other hand. For example, if the final determination reflects a 60-40 compromise of the Parties’ Claims, the Independent Firm would allocate expenses 40% to the Party (i.e. either the Purchasers, on the one hand, or the Vendors, on the other hand) whose Claims were determined to be 60% successful and 60% to the Party (i.e. either the Purchasers, on the one hand, or the Vendors, on the other hand) whose Claims were determined to be 40% successful. The Vendors shall on a solidary basis be liable for fees and expenses owed by the Vendors, if any, to the Independent Firm in accordance with their Designated Percentage. The Purchasers shall on a solidary basis be liable for fees and expenses owed by the Purchasers, if any, to the Independent Firm. The accounting and audit procedures provided for by this Section 2.5 shall be the exclusive and conclusive methodology for determination of the matters covered thereby and shall be binding upon the Parties and shall not be contested by any of them other than as provided for in this Section 2.5.

2.6	Payment of the Post-Closing Adjustment

2.6.1	If the Purchase Price as finally determined pursuant to Section 2.5, is less than the Estimated Purchase Price (such difference, represented by a positive number, being the “Over Payment”) then such Over Payment shall account for a negative adjustment of the Closing Purchase Price Payment, and within 5 Business Days following such final determination, the Vendors shall make payment by wire transfer to the account specified by the Purchasers in immediately available funds of an amount equal to the Over Payment, net of any excess Vendor Income Tax as a result of such negative adjustment to the Closing Purchase Price, which netted amount shall be paid by the Vendors in accordance with their Designated Percentage of such amount.

2.6.2	If the Purchase Price as finally determined pursuant to Section 2.5, is greater than the Estimated Purchase Price (such difference, represented by a positive number, being the “Under Payment”), then such Under Payment shall account for a positive adjustment of the Closing Purchase Price Payment, and within 5 Business Days following such final determination, the Purchaser shall make payment by wire transfer to the account specified by the Vendors’ Delegate in immediately available funds of an amount equal to the Under Payment, net of any additional Vendor Income Tax as a result of such positive adjustment to the Closing Purchase Price (provided that the Corporation and the Purchasers shall remit such amount to the applicable Governmental Authorities and further provided for greater certainty, that the Vendors assume no liability in favour of the Corporation or any Purchaser if such additional Vendor Income Tax is not remitted in a timely fashion, including any cost, interest and penalty, if any, associated with any delayed remittance or failure to do so), which netted amount shall be distributed to the Vendors in accordance with their Designated Percentage of such amount.

2.7	Interim Project Payments

The Parties acknowledge and agree that between the LOI Date and the Closing Date, the Purchasers assumed and were solely and fully responsible for all costs, expenses and payments required to be made or that became due by the Corporation or any of the Vendors to any third-party suppliers and contractors in connection with the Project, including with the public utility provider ANDE (collectively, the “Project Contractors”) which Project Contractors, costs, expenses and payments are as provided on Exhibit A attached hereto (collectively, the “Interim Project Payments”). On January 31, 2025, Purchasers Parent deposited an amount of USD $20,000,000 (the “Interim Project Payments Deposit”) with BHS on the account                                                    (the “Designated Bank Account”). The Vendors represent that the Interim Project Payments Deposit has been used solely for the purpose of the Interim Project Payments. The Corporation confirms having provided Purchasers Parent with proof of each Interim Project Payments and Purchasers confirm having received the same. The balance of the Interim Project Payment Deposit in the amount of USD $12,739,612 (the “Deposit Over Payment”) has been reimbursed to the Purchasers on the date hereof. In the event that any Deposit Over Payment, as the case may be, has not been transferred to the Purchasers prior to the date of payment of the first installment of the Assigned Debt Balance, then Purchasers shall have the right to set-off such Deposit Over Payment against the first instalment of the Assigned Debt Balance payable to Vendors.

2.8	Substation Energization

The Parties hereby acknowledge and agree that the 220/23 kV Zunz Substation is partially energized as of the date hereof, with a current nominal capacity of 160 MW. The final energization will occur upon the successful installation of the third transformer which will increase the nominal capacity to 240 MW (the “Substation Energization”). The Parties further acknowledge and agree that in the event that the Substation Energization is delayed due to a default with the third transformer or its installation and commissioning (and not for any other reason) beyond July 31, 2025, and that as a result of such delay the Corporation becomes responsible to pay ANDE any additional demand charges (the “Delay Payments”), then Vendors shall be responsible for any such Delay Payments that results from the missing capacity up to $500,000.00, as evidenced by invoices from ANDE and presented to Vendors. The Purchasers will use commercially reasonable efforts to mitigate the Delay Payments as much as possible without damaging their equipment. In the event that Substation Energization has not been achieved by April 30th, 2025, the Purchasers will allow the Vendor to visit the site, review the progress to date and propose measures towards the successful Substation Energization. Within two business days of Substation Energization, Purchaser will notify Vendors that such Substation Energization has been completed (email notice shall be sufficient for this section). Upon Substation Energization, the Vendors shall have no obligation or liability under this Section 2.8, including, for greater certainty, regarding any future technical issue with any transformers.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendors

The Vendors represent and warrant to and in favour of the Purchasers, as follows:

Representations and Warranties in respect of Vendors

3.1.1	Capacity and No Violation.

(a)	Each Vendor (i) has been duly incorporated or otherwise formed, under all applicable Laws, (ii) is organized and validly subsisting and is in good standing under the Laws of its jurisdiction of incorporation or other formation, and (iii) has the corporate or legal power and authority to own its assets and carry on its business as currently owned and carried on.

(b)	The Vendors have all necessary power, capacity and authority to execute and deliver this Agreement and each Closing Document to which they are a party and to perform their obligations hereunder and thereunder.

(c)	This Agreement has been and each of the Closing Documents to which any of the Vendors are a party have been duly executed and delivered by such Vendors and this Agreement constitute and each Closing Document to which any of the Vendors are a party constitute a valid and binding obligation, enforceable against the Vendors in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(d)	The performance by the Vendors of their obligations and the completion of the transactions contemplated herein and in the Closing Documents, will not result in:

(i)	a material violation of, default under or breach of, require any consent to be obtained under or give rise to any termination rights by a third party, payment obligation by such Vendor or rights of a third party the exercise of which would result in any breach or default under any provision of or the acceleration of any obligation under: (i) any articles or by-laws of the Vendor, or (ii) any applicable Laws, or

(ii)	result in the creation or imposition of any Encumbrance upon the Purchased Shares;

3.1.2	Approvals and Consents. Except as disclosed in Schedule 3.1.2, no consent, approval, notice, Order, authorization, registration, filing, submission of information, waiver, exemption or Permit is necessary or otherwise required to be obtained by any of the Vendors from any Governmental Authority or Person or pursuant to any Law in connection with the execution and delivery of this Agreement or any Closing Document.

3.1.3	Title to Purchased Shares. The Vendors are the beneficial owners of and have good and marketable title to all of the Purchased Shares, free and clear of all Encumbrances.

3.1.4	No Other Agreement to Purchase. Except for Purchasers’ rights under this Agreement, none of the Vendors are party with any Person to any written or oral agreement, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for the purchase of any of the Purchased Shares legally or beneficially owned by such Vendor.

Representations and Warranties in respect of the Corporation

3.1.5	Organization. The Corporation has been duly incorporated, is validly organized and subsisting and is in good standing under the Laws of its jurisdiction of incorporation. The Corporation has the corporate or legal power and authority to own and lease its assets and carry on the Business as currently owned and carried on. No resolution has been adopted providing for the dissolution or winding up of the Corporation, and there has been no formal request for the winding up or the dissolution of the Corporation or for the appointment of a receiver or trustee or any similar person or entity to manage any of their affairs, nor has any petition been filed with any competent authority requesting the initiation of any restructuring or liquidation procedures with respect to the Corporation.

3.1.6	Capitalization.

(a)	Schedule 3.1.6 contains, with respect to the Corporation, a complete and accurate list showing: (i) legal name, jurisdiction of incorporation or formation, and (ii) its authorized as well as issued and outstanding share capital, securities or other ownership interests (together with the holders thereof). The Corporation does not hold any direct or indirect interest in any Person.

(b)	All of the outstanding share capital, securities and other ownership interests of the Corporation are set forth in Schedule 3.1.6 and all have been duly authorized, are validly issued, fully paid and non-assessable and except as disclosed in Schedule 3.1.6, all such share capital, securities and, other ownership interests are owned directly or indirectly by the Vendors, free and clear of all Encumbrances.

(c)	Except as disclosed in Schedule 3.1.6, there is no:

(i)	outstanding security held by any Person which is convertible or exchangeable into shares, securities or rights in the capital of the Corporation;

(ii)	agreement, written or oral which grants to any Person the right to purchase or otherwise acquire or have a Claim against shares or securities of the Corporation;

(iii)	shareholders’ agreement, voting trust, voting agreement, pooling agreement or proxy with respect to any shares, securities or other ownership interests of the Corporation; or

(iv)	partnership, trust, joint venture, association or similar jointly owned business undertaking of whatsoever nature involving the Corporation.

3.1.7	Capacity and No Violation.

(a)	The Corporation has the necessary power, capacity and authority to enter into this Agreement and each Closing Document to which it is a party and to execute and deliver and to observe and perform each of its obligations hereunder and thereunder.

(b)	This Agreement has been and each of the Closing Documents to which the Corporation is a party have been duly executed and delivered by the Corporation and this Agreement and each Closing Document to which the Corporation is a party constitute a valid and binding obligation, enforceable against the Corporation in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(c)	Except as disclosed in Schedule 3.1.7, the performance by the Corporation of its respective obligations hereunder and the completion of the transactions contemplated herein, in the Pre-Closing Reorganization and in the Closing Documents, will not result in:

(i)	a material violation or default under or breach of, require any consent to be obtained under or give rise to any termination rights by a third party (with or without the giving of notice or lapse of time, or both), payment obligation by the Corporation or rights of a third party the exercise of which would result in any breach or default under any provision of or the acceleration of any obligation under: (i) any constating documents of the Corporation, (ii) any shareholders’ agreement binding upon the Corporation, or (iii) any applicable Laws;

(ii)	the creation or imposition of any Encumbrance upon the securities or the assets of the Corporation.

3.1.8	Approvals and Consents. Other than the consents listed in Schedule 3.1.8, no material consent, approval, notice, Order, authorization, filing, or permit is necessary or otherwise required to be obtained by the Corporation from any Governmental Authority or Person or pursuant to any applicable Law in connection with the execution of this Agreement or the consummation by the Corporation of the transactions contemplated hereby.

3.1.9	No Other Agreement to Purchase. Except for Purchasers’ rights under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for (i) the purchase, acquisition, subscription, allotment or issuance of any shares or securities of the Corporation, or (ii) the purchase or acquisition of any assets of the Corporation, other than in the Ordinary Course.

3.1.10	No Actions. There are no Actions in progress, pending or threatened against the Corporation that could prohibit, restrict or seek to enjoin the transactions contemplated hereby.

3.1.11	Assets. The Corporation has good and marketable title to or, in the case of leased or licensed assets, a valid leasehold interest or license in the Transferred Assets, free and clear of all Encumbrances, except for Permitted Encumbrances. To the Knowledge of the Vendors: (i) the Transferred Assets constitute all assets relating to the Project as of the Closing Date, as presented to the Vendors, and (ii) based on information and documentation available to them as of the Closing Date, the Project was carried out substantially as presented to the Purchasers and their Representatives, and to the Governmental Authorities.

3.1.12	Related Party Transactions. Except as disclosed in Schedule 3.1.12, the Corporation has not made any payment or loan to or borrowed any monies from or is otherwise indebted to any Related Party. Except as disclosed in Schedule 3.1.12, no Related Party is (A) a party to any Contract with the Corporation or (B) indebted to the Corporation. Except as disclosed in Schedule 3.1.12, no Related Party has any interest in any assets used or held for use by the Corporation.

3.1.13	Compliance with Laws. The Corporation is not in violation in any material respect of, and is not using or occupying its properties or assets in violation in any material respect of, any applicable Law, and has not been charged with, received any written notice or citation, or to the Knowledge of the Vendors, any threats of any violation or alleged violation in any material respect of any applicable Law, by any Governmental Authority. To the Knowledge of the Vendors, no fact or condition exists that with notice or lapse of time, or both, would constitute a material default under or material violation of any applicable law, or any judgment, Order or injunction of any court, arbitrator or other Governmental Authority.

3.1.14	Litigation. To the Knowledge of the Vendors and other as set forth Schedule 3.1.14, (A) there are no material Actions in progress, pending or threatened against the Corporation or any of the Corporation’s assets or properties or businesses., (B) the Corporation is not subject to any unsatisfied Order, judgment, injunction, ruling, decision, award or decree of any Governmental Authority.

3.1.15	Interim Project Payments Deposit. The Interim Project Payments Deposit has been used solely for the purpose of the Interim Project Payments, as set forth in details in Schedule 3.1.15.

3.1.16	Import of Goods. To the Knowledge of the Vendors, there are no outstanding liabilities of the Corporation in connection with the import of goods.

3.1.17	Payment of Transferred Assets. All Transferred Assets (including Power Distribution Units) have been fully paid by the Vendors, other than as it relates to the Advance Payment.

3.1.18	Full Disclosure. The Vendors are not aware of any fact, condition or circumstance that may materially and adversely affect the Project or the Transferred Assets.

3.2	Representations and Warranties of the Purchasers

The Purchasers, on a solidary basis, represent and warrant to and in favour of the Vendors as follows:

Representations in respect of the Purchasers

3.2.1	Organization

Each of the Purchasers Parties has been duly incorporated or otherwise formed, is validly subsisting and in good standing under the Laws of its jurisdiction of incorporation or formation. Each of the Purchasers Parties has the corporate power and authority to own and lease its properties and carry on its businesses as currently owned and carried on.

3.2.2	Capacity and No Violation

(a)	Each of the Purchasers Parties has all necessary power, capacity and authority to execute this Agreement and each Closing Document to which it is a party and deliver, and to observe and perform its covenants and obligations hereunder.

(b)	This Agreement and each Closing Document to which it is a party have been duly executed by each of the Purchasers Parties and constitutes a valid and binding obligation, enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(c)	The performance by each of the Purchasers Parties of its obligations hereunder and the completion of the transactions contemplated, will not result in a violation of, default under or breach of, require any consent to be obtained under or give rise to any termination rights by a third party (with or without the giving of notice or lapse of time or both), payment obligation or rights of a third party under any provision of or the acceleration of any obligation under: (i) its constating records; or (ii) any Laws.

3.2.3	Approvals and Consents. No consent, approval, notice, Order, authorization, registration, declaration, filing, submission of information, waiver, sanction, license, exemption or Permit is required to be obtained by the Purchasers Parties from any Governmental Authority or Person or pursuant to any Law in connection with the execution and delivery of this Agreement or any Closing Documents to which it is a party or the consummation by the Purchasers of the transactions contemplated hereby or thereby.

3.2.4	Financial Ability. Each Purchaser Party has the financial ability (through existing credit arrangements or otherwise) to guarantee the payment of the Purchase Price and the Loan Assignment Consideration.

3.2.5	Financial Statements. The financial statements of the Purchaser Parties for the 3-month and 9-month periods ended December 31, 2024 are attached hereto as Schedule 3.2.5. Such financial statements have been prepared in accordance with IFRS applied on a consistent basis throughout the period involved. Such financial statements, (i) are based on the books and records of the Purchaser Parties; and (ii) fairly, completely and accurately present in all material respects the assets, liabilities and financial position of the Purchaser Parties as of the respective dates they were prepared and the results of the operations of the Purchaser Parties for the periods covered thereby.

3.2.6	No Insolvency. Each of the Purchasers Parties is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement or made a proposal or filed a notice to make a proposal to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver of any part of its assets appointed, had any holder of an encumbrancer take possession of any of its property, or had any execution or distress become enforceable or become levied upon any of its property.

3.3	As is, Where is. No Additional Representations and Warranties from Vendors

The Purchasers acknowledge and agree that they are acquiring the Purchased Shares and the Project on an “as is, where is”, subject only to the representations and warranties contained in this Agreement, and that the Vendors are not making any representations or warranties of any kind whatsoever, express or implied, except as explicitly set forth in Section 3.1. Other than those representations and warranties contained in Section 3.1, no representation, warranty or condition is expressed or can be implied as to title, encumbrances, description, fitness for purpose, merchantability, condition or quality or in respect of any other matter or thing whatsoever, including with respect to the Purchased Shares, the Transferred Assets, the Project and affairs of the Corporation.

The Purchasers acknowledge, agree and confirm that (a) they accept the Transferred Assets in their state, condition and location as of the Effective Time except as expressly set forth in this Agreement, and the sale of the Transferred Assets is made without legal warranty and at the risk and peril of the Purchasers, except as set forth in Section 3.1 and as specifically set forth in this Agreement; and (b) it has had an opportunity to conduct any and all due diligence regarding the Transferred Assets.

3.3	Survival of Representations and Warranties

3.3.1	Vendors. All representations and warranties made by the Vendors in this Agreement shall survive the Closing as follows:

(a)	the Vendors’ Fundamental Representations shall survive the Closing and continue for a period of 2 years from the Closing Date; and

(b)	all of the other representations and warranties of the Vendors in this Agreement and in any Closing Document shall survive the Closing and continue for a period of 12 months from the Closing Date.

3.3.2	Purchasers. All representations and warranties made by the Purchasers in this Agreement shall survive the Closing as follows:

(a)	the Purchasers’ Fundamental Representations shall survive the Closing and continue for a period of 2 years from the Closing Date; and

(b)	all of the other representations and warranties of the Purchasers in this Agreement and in any Closing Document shall survive the Closing and continue for a period of 12 months from the Closing Date.

3.3.3	Covenants. The covenants, obligations and agreements of each Party contained in this Agreement and in any Closing Document shall survive the Closing and continue without time limit until performed.

3.3.4	Fraud. Notwithstanding anything herein contained to the contrary, in the case of any breach by a Party of any representation or warranty involving fraud, gross negligence or wilful misconduct, there shall be no time limitation on the right of the other Parties to bring any Claim in respect of such breach and to be indemnified in respect thereof.

ARTICLE 4

COVENANTS

4.1	Confidentiality and Non-Disclosure

The Vendors hereby agree and undertake that they shall not, at any time henceforth, directly or indirectly disclose to any Person, any Confidential Information relating to the Purchasers, its Affiliates, the Corporation or the Project. The Vendors shall take all reasonable precautions to preserve the confidential, proprietary and secret nature of all Confidential Information which is disclosed to or otherwise in the possession of the Vendors in connection with the Purchasers, their Affiliates, the Corporation or the Business. The Vendors’ obligations hereunder shall not apply to any Confidential Information which it can reasonably demonstrated is required by law to be disclosed by court order or other lawful process. In this situation, the Vendors will disclose Confidential Information only to the extent required to fulfill such legal requirement and will promptly notify the Purchasers of such fact so that the Purchasers may seek an appropriate remedy to prevent such production.

4.2	Option to Acquire Adjacent Land

After the Closing, the Vendors on one hand and the Purchasers and the Corporation, on the other hand, shall cooperate to take all steps necessary for the completion of the exercise of the Corporation’s option to acquire adjacent land as described in Schedule 4.2 which shall be required to complete the future full buildout of the site and the completion of the Project infrastructure by Bitseven, which contractor the Purchasers recognize already being familiar with and having vetted as a competent vendor to complete the Project.

4.3	Non-Solicitation

The Vendors, on one hand, and the Purchaser on another hand, each hereby agree and undertake in favour of the others, their Affiliates, successors and assigns”), for a 12 months term following the Closing Date (the “Restricted Period”) that it shall not, directly or indirectly, hire or solicit, or in any way entice any employee or consultant of the others to leave his or her employment or service relationship with, or otherwise amend or terminate the terms of its relationship with them. The prohibition contained in this paragraph shall not extend to (a) any employee who has been voluntarily terminated by the other Party, (b) general solicitations of employment not specifically directed towards any employee or consultant of any Party and (c) the individuals listed in Schedule 4.3 (the “Transferred Employees”), as well as                                                    .

4.4	Advance Payment

Within 60 days of Closing, the Vendors shall have paid the Advance Payment to the applicable third parties and deliver the underlying purchased assets to the Corporation. Any portion of the Advance Payment, or underlying purchased assets, unpaid or undelivered within such 60-day period shall be fully reimbursed to the Purchasers by the Vendors.

4.5	Employee Matters

Within 5 Business Days of Closing (the “Employees Transfer Period”), the Vendors shall, directly or through one of their Affiliates, present the Transferred Employees with termination letters and severance packages in the form agreed between the Parties as of the date hereof. During the Employees Transfer Period, the Purchaser, directly or through of their Affiliates or business partners, shall present to Transferred Employees employment offers providing for employment terms substantially similar to the ones as of the Closing Date. The Parties shall collaborate and work in good faith together to allow for an organized and peaceful transfer of the work force.

4.6	Tax Matters

4.6.1	The Vendors shall prepare and file (or cause the Corporation to prepare and file) all Tax Returns relating to income taxes of the Corporation in respect of a Pre-Closing Tax Period. All such Tax Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Corporation, unless required otherwise by Law. Drafts of each such Tax Returns relating to income taxes shall be submitted (with copies of any relevant schedules, work papers and other documentation then available) to the Purchasers at least twenty (20) days prior to the due date for the filing thereof for its review and comment. The Vendors shall consider in good faith such comments to such Tax Returns as are made by the Purchasers, provided that the Vendors shall not be obligated to reflect such comments in such Tax Returns.

4.6.2	The Vendors’ Delegate and the Purchasers shall co-operate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation, filing or amending of any Tax Return, determining a liability for Taxes, or defending a Tax Claim, of any Corporation for a Pre-Closing Tax Period and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Law with respect to Taxes.

4.6.3	Neither the Purchasers nor any of their affiliates (including, after the Closing, the Corporation) shall, as regards to the Corporation, without the prior written consent of the Vendors’ Delegate, such consent not to be unreasonably withheld or delayed, (i) make or change any Tax election affecting any Pre-Closing Tax Period, (ii) amend, refile or otherwise modify any Tax Return relating to a Pre- Closing Tax Period, (iii) grant an extension of any applicable statute of limitations with respect to any Pre-Closing Tax Period, or (iv) make any voluntary Tax disclosure or Tax amnesty filing affecting a Pre-Closing Tax Period. For greater certainty, in the event either of the Purchasers does file any such amended Tax Return without the consent of the Vendors’ Delegate, and such amended Tax Return results in an increase of the liability of the Vendors for Taxes for any Pre-Closing Tax Period, such increase of Taxes shall be excluded from the Vendors’ indemnities set forth in Article 6.

4.6.4	Any refunds of Taxes (or credit or reimbursement for overpayment of Taxes) of the Corporation, including any interest actually received (or credited) with respect thereto, from the applicable taxing authorities for any Pre-Closing Tax Period (including, refunds arising from amended Tax Returns filed after the Closing Date), and to the extent not accounted for in the Closing Calculations, shall, to the extent received or credited by the Corporation, be for the account of the Vendors and, if received by (or credited to) the Purchaser or the Corporation, an amount equal to such refund shall be paid, net of any Tax costs incurred or accrued on account of the receipt of such refund by the relevant Corporation and any reasonable out-of-pocket costs incurred in connection with such receipt, by the Purchaser to the Vendors’ Delegate as an adjustment to the Purchase Price within thirty (30) days after the Purchaser or the Corporation receives such refund (or is credited with such over payment).

4.7	Wrong Pockets

4.7.1	If, at any time after Closing, the Purchasers become aware that (i) any assets that any Related Party owns (or otherwise possesses any right, title or interest of any type or nature whatsoever thereto) and were used primarily in connection with the operation of the Transferred Assets prior to Closing has not been contributed or otherwise effectively transferred to the Corporation prior to Closing, the Vendors shall cause such assets to be transferred to the Corporation as soon as practicable or (ii) a Contract undisclosed during due diligence is required for the operation of the Transferred Assets, at the request of the Purchasers, the Vendors shall cause such Contract (and, to the extent applicable, any related asset) to be transferred to and assumed by the Corporation as soon as practicable, in each case, for no additional consideration or expenses (which shall be assumed by the Vendors); provided that until such time (if any) of the completion of any such transfer or assumption, as the case may be, the parties shall cooperate to structure alternative arrangements reasonably acceptable to the parties under which the Corporation would obtain the benefits and assume the obligations of the relevant asset or Contract in accordance with this Agreement as if the relevant transfer or assumption had taken place.

4.7.2	If, at any time after Closing, the Purchasers become aware that (i) the Transferred Assets include assets not used in connection with the operation of the Transferred Assets prior to Closing, the Purchasers or the Corporation may cause such Transferred Asset to be transferred to the Vendors, or (ii) the Corporation has any liability in connection with the pre-closing period other than Assumed Liabilities, such liability shall be transferred to and assumed by the Vendors, in each case, for no consideration.

4.7.3	For a period of 90 days following the Closing, the Vendors shall provide general assistance and relevant documentation (as reasonably requested by the Purchasers) to the Purchasers related to any matters that occurred prior to the Closing. No information or assistance is required to the extent that it would create a conflict of interest, violate any confidentiality obligations of the Vendors, risk the loss of attorney-client privilege, or expose Vendors to potential indemnification obligations hereunder. The Purchasers shall use all reasonable efforts to minimize the extent of requested general assistance.

4.7.4	The parties shall reasonably cooperate with each other in connection with the transfers and assistance contemplated by this Section 4.7.

ARTICLE 5

CLOSING ARRANGEMENTS

5.1	Closing

Subject to the terms and conditions of this Agreement, the Closing shall be completed and be effective as of the Effective Time on the Closing Date.

5.2	Closing Deliveries by Vendors

At Closing, unless otherwise agreed to by the Parties, Vendors shall deliver or cause to be delivered to Purchasers, in form and substance satisfactory to the Purchasers, acting reasonably:

5.2.1	a copy of the corporate authorizations required for the Corporation and each Vendor to enter into this Agreement and the Closing Documents to which it is a party and perform its obligations thereunder;

5.2.2	original share certificates representing the Purchased Shares, along with assignments or other instruments of transfer duly endorsed in blank, or accompanied by share transfers or other instruments of transfer duly executed in blank, for transfer of the Purchased Shares to the Purchasers;

5.2.3	the Pay-out Letters, as applicable;

5.2.4	Documentary evidence that the Interim Project Payments Deposit has been used solely to pay for third-party contractors in connection with the Project and incurred after January 24, 2025;

5.2.5	evidence of termination of Related Party Contracts listed in Section 5.2.5;

5.2.6	copies of the Required Third Party Consents, as applicable;

5.2.7	a duly executed mutual release between the Vendors, on one hand, and the Corporation, on the other hand;

5.2.8	written resignations of each officer and director of the Corporation;

5.2.9	a duly executed release of all guarantees given by the Vendors in respect of the Project, as applicable;

5.2.10	evidence that the Pre-Closing Reorganization has been completed;

5.2.11	evidence that the executed power of attorney (poder especial irrevocable) by Mr. KERI SEKI MURAKAMI has been presented for publication before the appropriate Governmental Authorities;

5.2.12	the minute books of the Corporation in format available to the Vendors.

5.3	Closing Deliveries by Purchasers

At Closing, unless otherwise agreed to by the Parties, the Purchasers shall deliver or cause to be delivered to the Vendors’ Delegate, in form and substance satisfactory to the Vendors’ Delegate acting reasonably:

5.3.1	the payment of the Closing Purchase Price Payment, as detailed pursuant to Section 2.4;

5.3.2	a copy of the corporate authorizations required for each Purchaser to enter into this Agreement and the Closing Documents to which it is a party and perform its obligations thereunder.

ARTICLE 6

INDEMNIFICATION

6.1	Indemnification by the Vendors

Collective Liability. Subject to Sections 3.3.1 and 3.3.3, the Vendors shall solidarily indemnify, defend and save harmless the Purchasers and each of the Purchasers’ Representatives (and after the Closing, the Corporation) from and against any and all Loss suffered or incurred by them or the Corporation, as a direct or indirect result of, or arising in connection with or related in any manner whatsoever to:

6.1.1	any inaccuracy, misrepresentation or breach of any representation or warranty made or given by the Vendors in Section 3.1 of this Agreement;

6.1.2	any failure by the Vendors to observe or perform any covenant or obligation contained in this Agreement (except the one contained in Section 4.4) or any Closing Document;

6.1.3	the Pre-Closing Reorganization, without, for greater certainty, duplication with Section 6.1.4 with respect to Taxes ;

6.1.4	any Taxes of the Corporation for any Pre-Closing Tax Period, including for greater certainty Taxes arising from the Pre-Closing Reorganization to the extent not included in the Closing Calculations, but for greater certainty, excluding the Vendor Income Tax;

6.1.5	any Excluded Indebtedness or Transaction Expenses not fully paid prior to the Closing Date and not included in the calculation of the Purchase Price as finally determined;

6.1.6	subject to Sections 2.4.2(b) and 2.6.2, the Vendor Income Tax, to the extent that, as finally determined by the applicable Government Authorities, it exceeds the Vendor Income Tax Withholding and the amount withheld by the Purchasers pursuant to Section 2.6.2, as the case may be;

6.1.7	any portion of the Interim Project Payments Deposit used by the Corporation prior to the Closing Date for any purposes other than the Interim Project Payments;

6.1.8	any liability or obligation of the Corporation, other than Assumed Liabilities;

6.1.9	any liability or obligation of the Corporation arising out of or in connection with the matters disclosed in Schedule 3.1.14;

6.1.10	any liability or obligation of the Corporation arising out of the Corporation having rented part of the land to Bitfarms Succursal Paraguay without the consent of the owner of such land; and

6.1.11	any failure by the Vendors to observe or perform the covenant provided for in Section 4.4.

6.2	Indemnification by the Purchasers

Liability. Subject to Sections 3.3.2 and 3.3.3, the Purchasers shall solidarily indemnify, defend and save harmless the Vendors and each of the Vendors’ Representatives from and against any and all Loss suffered or incurred by them, as a direct or indirect result of, or arising in connection with or related in any manner whatsoever to:

6.2.1	any inaccuracy, misrepresentation or breach of any representation or warranty made or given by the Purchasers in Section 3.2;

6.2.2	any delay or omission to remit to the relevant Governmental Authorities, the Vendor Income Tax Withholding and the amount withheld by the Purchasers pursuant to Section 2.6.2, as the case may be;

6.2.3	any liability or obligation of or Claims against the Vendors or the Corporation arising at any time after the Closing Date with respect of any matter occurring after the Closing, including without limitation, any liability for Taxes, any violation of applicable Law, any violation, contravention or breach of any contract, undertaking or agreement relating to the Project or any of the Transferred Assets, and any liability for the activities of the Corporation after the Closing;

6.2.4	subject to Sections 2.4.2(b) and 2.6.1, and without any duplication, any amount by which the Vendor Income Tax actually withheld pursuant to Section 2.4.2(b) exceeds the Vendor Income Tax as finally determined by the applicable Government Authorities; and

6.2.5	any failure by the Purchasers to observe or perform any covenant or obligation contained in this Agreement or any Closing Document.

6.3	Limitations on Indemnification

Except in respect of any fraud, gross negligence or wilful misconduct by any of the Vendors or the Purchaser, as applicable, (for which, there shall be no limitations or thresholds):

6.3.1	the maximum aggregate liability of the Vendors (i) pursuant to Section 6.1.1 shall not exceed $ 14 000 000, and (ii) pursuant to Sections 6.1.2 to 6.1.8 shall not exceed the sum of the Purchase Price and Loan Assignment Consideration; and

6.3.2	the maximum aggregate liability of the Purchaser (i) pursuant to Section 6.2.1 shall not exceed $ 14 000 000 and (ii) pursuant to Sections 6.2.2 to 6.2.5 shall not exceed the sum of the Purchase Price and Loan Assignment Consideration.

6.4	General Indemnification Rules

The obligations of the Indemnifier to indemnify the Indemnified Party in respect of any Loss shall also be subject to the principles set forth in this Section 6.4.

6.4.1	Appeal. In addition to the right provided to the Indemnifier to participate in or assume control of the defence of a Third Party Claim as provided in Section 6.7, the Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Third Party Claim, provided however the Indemnified Party’s failure to give timely notice to the Indemnifier will not limit the Indemnifier’s liability for such Third Party Claim unless the Indemnifier can demonstrate actual prejudice as the result of such failure to give notice.

6.4.2	Loss. The Indemnified Party shall not be entitled to Claim for any indirect Loss or punitive damages, except to the extent such Losses are awarded pursuant to a Third Party Claim.

6.4.3	Recovery Once. With respect to any Loss suffered by the Indemnified Party, no liability shall attach to the Indemnifier to the extent that the same Loss has been recovered by the Indemnified Party under any other representation or warranty contained in this Agreement or any other document referred to herein and, accordingly, the Indemnified Party may only recover once in respect of the same Loss.

6.4.4	Insurance. The obligation of indemnification shall not apply to the extent that any Loss claimed has been reimbursed through insurance to the Indemnified Party.

6.4.5	Adjustments. The Indemnifier shall have no obligation to indemnify the Indemnified Party for any Loss to the extent such matter was included in a calculation of an adjustment to the Purchase Price in accordance with Article 2.

6.4.6	Provisions. The amount of Losses shall be reduced by any allowance, provision or reserve in respect of and to the extent the matter giving rise to such Claim was included in the Closing Calculation and reflected in the Purchase Price, if any.

6.4.7	Remedy. To the extent that any breach of representation or warranty contained in this Agreement is capable of remedy, the Indemnified Party shall afford the Indemnifier a reasonable opportunity to remedy the matter complained of, provided that the Indemnified Party shall not be obligated to offer the Indemnifier such opportunity where the breach is continuing and it suffers continuing material harm or prejudice as a result of such breach and it makes prompt commercially reasonable efforts to mitigate such harm or prejudice, without prejudice to the Indemnified Party’s right to seek indemnification for any Loss suffered despite any such remedy, without duplication.

6.4.8	Fault of Party. The obligation of indemnification shall not apply to the extent that any Loss results from the intentional or gross fault of the Party seeking indemnification or from fraud committed by such Party.

6.4.9	Tax Benefits. All Losses for which any Indemnified Party would otherwise be entitled to indemnification under this Article 6 shall be reduced by, and the recovery by an Indemnified Party pursuant to this Article 6 shall be net of, the amount of Tax benefits which any Indemnified Party actually realized within the same fiscal year as a result of any Losses incurred by such Indemnified Party, including any actual reduction of Taxes paid by the Indemnified Party arising from the deductibility or creditability against Taxes of any such Losses.

6.4.10	Minimize Tax. If an Indemnity Payment would otherwise be included in the Indemnified Party’s income, the Indemnified Party covenants and agrees to make all such elections and take such commercially reasonable actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

6.5	Direct Claims

Any Direct Claim shall be asserted by giving the Indemnifier reasonably prompt written notice thereof. Such notice to the Indemnifier shall describe the Direct Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifier shall then have a period of 30 days within which to respond in writing to such Direct Claim (the “Response Period”). If the Indemnifier does not so respond within the Response Period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party. If the Indemnifier agrees prior to the expiration of the Response Period as to the validity of the Direct Claim, the Indemnifier shall promptly pay to the Indemnified Party the amount of such Direct Claim forthwith upon such amount being quantified. If the Parties fail to agree as to the validity of the Direct Claim or its amount, any Party may exercise all remedies as may be available to such Party.

6.6	Notice of Third Party Claims

If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifier reasonably prompt notice thereof. Such notice to the Indemnifier shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party.

6.7	Defence of Third Party Claims

6.7.1	Defence by Indemnifier. Subject to Sections 6.7.2 and 6.7.3, the Indemnifier may participate in or, assume the defence of any Third Party Claim by giving notice to that effect to the Indemnified Party not later than 30 days after receiving notice of that Third Party Claim (the “Notice Period”) provided the Indemnifier concurrently (i) furnishes evidence to the Indemnified Party, and to its satisfactory, of its financial ability to indemnify the Indemnified Party and (ii) acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of, such Third Party Claim. The Indemnifier’s right to do so shall be subject to the rights of any insurer or other party who has potential liability in respect of that Third Party Claim. The Indemnifier agrees to pay all of its own expenses of participating in or assuming such defence. The Indemnifier shall keep the Indemnified Party advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith, but without obligation to accept, recommendations made by the Indemnified Party with respect thereto. The Indemnified Party shall cooperate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier, and may participate in such defence assisted by counsel of its own choice at its cost and expense, provided that the Indemnifier and its legal counsel shall lead the defence. The Indemnifier shall not enter into any compromise or settlement of any Third Party Claim without obtaining the prior written consent of the Indemnified Party. The Indemnifier shall pay all amounts payable pursuant to a Third Party Claim in accordance with the terms of the settlement or final non-appealable judgment.

6.7.2	Defence by Indemnified Party. If the Indemnified Party has not received the notice, satisfactory evidence of financial ability and the acknowledgement, within the Notice Period that the Indemnifier has elected to assume the defence of such Third Party Claim, the Indemnified Party may, at its option, elect to settle or compromise the Third Party Claim or assume such defence, assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith and any Loss suffered or incurred by the Indemnified Party with respect to such Third Party Claim. In addition, if at any time, the Indemnifier fails to take reasonable steps necessary to defend diligently a Third Party Claim, the Indemnified Party may, within 30 days after giving notice that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith. Furthermore, the Indemnifier may not assume and conduct the defence of any Third Party Claim if such Third Party Claim seeks any non-monetary relief; provided, further, that the Indemnified Party may elect to assume the defence or otherwise deal with any (or part of any) such Third Party Claim at the Indemnifier’s expense if (i) the Indemnified Party’s counsel advises that a conflict of interest exists or may arise in the event the Indemnifier elects to control or defend any Third Party Claim, (ii) the Claim relates to or arises in connection with any criminal proceeding, (iii) the Claim involves a dispute with a material supplier or customer of the Corporation; or (iv) the Indemnified Party’s counsel advises that the Claim would reasonably be expected to result in liability in excess of the maximum amount for which the Indemnifier is liable with regard to such Claim.

6.7.3	Tax Claim. Notwithstanding anything to the contrary in this Agreement, the Vendors’ Delegate shall have the right to control any audit, examination, or other legal proceeding with respect to Taxes for which an Indemnifier may be liable pursuant to this Agreement (each a “Tax Claim”), the right to make all decisions in connection with such Tax Claim and to employ counsel of its choice, at its own cost and expense; provided, however, that (i) if such Tax Claim, or the settlement or compromise thereof can reasonably be expected to increase the Taxes payable by the Corporation in respect of Tax periods ending after the Closing, the Vendor’s Delegate obtained prior written consent of the Purchasers, such consent not to be unreasonably withheld, (ii) the Purchasers shall have the right to participate in any such Tax Claim, at their own cost and expense, and (iii) the Vendors’ Delegate shall keep the Purchasers reasonably informed of the status of such Tax Claim (including providing the Purchasers with copies of all written correspondence regarding such Tax Claim). The Purchasers shall notify the Vendors’ Delegate within 10 Business Days of either its or the Corporation’s receipt of any notice of any Tax Claim. The Purchasers shall cooperate with the Vendors’ Delegate in the defence against, or settlement or compromise of, any Tax Claim and the Purchasers, upon the Vendors’ Delegate’s request, shall, and shall cause the Corporation to, execute any power of attorney or similar documents that may be reasonably required to carry out the intent of this Section 6.7.3. The Purchasers and the Corporation shall not settle or compromise any such Tax Claim without the written consent of the Vendors, such consent not to be unreasonably withheld. The Vendors shall be required, in respect of any such Tax Claim, to pay on a timely basis all amounts owing pursuant to a Governmental Authority, on behalf of the Corporation, where such payment is required by Applicable Law to be paid notwithstanding that the matter is still in dispute. The Vendors shall be entitled to recover any such amount paid (or portion thereof) which is refunded or otherwise credited against Taxes owing, as a result of any successful (or partially successful) contest or settlement of such a matter, together with interest payable in connection therewith (net of any taxes payable by the Corporation in respect of such interest) within five (5) Business Days following the receipt of such funds from the Governmental Authority or the application of the funds to other Tax obligations of the Corporation.

6.8	Failure to Give Timely Notice

A failure to give timely notice as provided in this Article 6 shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or otherwise sustained a Loss as a result of such failure.

6.9	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifier of any representation or warranty or the breach of any covenant of the Indemnifier hereunder. If any Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any Claim against, recovery from, settlement with or payment by any other Person, the Indemnified Party shall take all commercially reasonable steps to enforce such Claim, recovery, settlement or payment.

6.10	Exclusivity of Remedy

From and after Closing, the sole remedy of the Purchasers and the Vendors (under applicable Laws or otherwise) for any breach by the other of its representations, warranties or covenants in this Agreement or arising from the transactions contemplated hereby shall be a claim for indemnification pursuant to this Article 6, except for any Losses that are the result of fraud.

6.11	Payment and Interest

All Losses shall bear interest at a rate per annum equal to the annual rate of interest paid from time to time by the Purchasers to its primary lender, calculated and payable monthly, both before and after judgement, from the date on which notice of Claim was given to the Indemnifier, to the date of payment by the Indemnifier to the Indemnified Party.

6.12	Purchase Price Adjustment

Any indemnification payment made under this Article 6 shall be treated by the Purchasers and the Vendors as an adjustment to the Purchase Price.

ARTICLE 7

GENERAL

7.1	Further Assurances

Each of the Parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things, as another Party may, either before or after the date of this Agreement and any Closing Document, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and any Closing Document.

7.2	No Waiver

Failure of a Party to insist upon the strict performance of any term or condition of this Agreement and any Closing Document or to exercise any right, remedy or recourse hereunder shall not be construed as a waiver or relinquishment of any such term and condition.

7.3	Cost and Expenses

Each of the Parties shall be responsible for and pay their respective legal, tax, financial advisory and accounting costs and expenses incurred in connection with the consummation of the transactions contemplated herein, including the preparation, execution and delivery of this Agreement and the Closing Documents, and any other costs and expenses whatsoever and howsoever incurred in connection herewith and/or therewith. For greater certainty, the Vendors shall assume all costs and expenses incurred by the Corporation in connection with this Agreement and the consummation of the transactions provided herein (including the Pre-Closing Reorganization).

7.4	Public Announcements

No Party (including its affiliates) shall make any public statement as to the subject of this Agreement without first providing such statement to the other Party for its review and comment; all within a 24-hour period to revert any comments.

The Parties shall make best efforts to ensure that all public statements by the Parties contain accurate and consistent information. In addition, the Parties shall coordinate the timing of their securities law related filings covering the discussions and actions contemplated herein in each applicable jurisdiction. For further clarity, each Party shall have the right to make the necessary disclosures which are required by law and those disclosures shall contain whatever information is required to be disclosed in order to conform to the relevant stock exchange and applicable regulatory requirements.

7.5	Successors, Assigns and Assignments

This Agreement and any Closing Document will enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. This Agreement and any Closing Document may not be assigned by any Party without the prior written consent of the other Parties (or, in the case of the Purchasers, of the Vendors’ Delegate), except that the Purchasers may, without the prior written consent of the other Parties, assign all or part of its rights and/or obligations under this Agreement to an Affiliate or wholly-owned Subsidiary of any one of the Purchasers, provided however, that the Assignment Agreement may only be assigned to Purchasers Parent without the prior written consent of the Vendors.

7.6	Entire Agreement

This Agreement and the Closing Documents constitute the entire agreement between the Parties with respect to the subject matters hereof and thereof and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the Parties with respect thereto, including the LOI.

7.7	Amendments and Waivers

No amendment to this Agreement and any Closing Document shall be valid or binding unless set forth in writing and duly executed by all Parties. No waiver of any breach of any provision of this Agreement and any Closing Document or any waiver or consent to depart from the requirements of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

7.8	Notices

7.8.1	Any demand, notice or other communication to be given in connection with this Agreement and any Closing Document shall be given in writing and will be given by personal delivery, by registered mail, by courier services or e-mail addressed to each Party as set forth in Schedule 7.8 or to other coordinates that have been designated by notice by any recipient Party to the others, to such other address, individual or electronic communication number.

7.8.2	Any demand, notice or other communication given by personal delivery or courier services shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the 3rd Business Day following the deposit thereof in the mail and, if given by e-mail, on the day of transmittal thereof if given during the normal business hours of the recipient on a Business Day and on the next Business Day if not given during such hours.

7.9	Governing Law and Forum

This Agreement and any Closing Document shall be governed by, and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Province of Québec situated in the City of Montreal with respect to any matter relating to the execution or construction of this Agreement and any Closing Document or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction). Notwithstanding the foregoing, nothing contained in this Section 7.9 shall affect the right of any Party hereto to serve legal process in any other manner permitted by Law.

7.10	Severability

If any provision of this Agreement and any Closing Document is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

7.11	Specific Performance and other Discretionary Rights

Each of the Parties acknowledges and agrees that a breach by a Party of any obligation in this Agreement and any Closing Document shall cause the other Party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the Parties agrees that in the event of any such breach, the aggrieved Party shall be entitled to specific performance of such obligation and provisional interlocutory and permanent injunctive relief and other equitable remedies to which it may be entitled and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

7.12	Counterparts

This Agreement and any Closing Document may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. An electronic transmission of the Agreement and any Closing Document bearing a signature on behalf of a Party shall be legal and binding on such Party.

7.13	Language

The Parties acknowledge that they have required that this Agreement and any Closing Document and all related documents be drawn up in English. Les parties reconnaissent avoir exigé que la présente convention et tous les documents connexes soient rédigés en anglais.

(remainder of this page left blank intentionally)

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written hereinabove.

HIVE HOLDINGS PARAGUAY 1 LTD.		HIVE HOLDINGS PARAGUAY 2 LTD.

Per:	(signed) “Tim Calveley”	Per:	(signed) “Tim Calveley”
	Name:		Name:
	Title:		Title:

ZUNZ S.A.

Per:	(signed) “Ignacio Marcilio”
	Name:	Ignacio Marcilio
	Title:	Legal representative

BACKBONE HOSTING SOLUTIONS INC.			BITFARMS LTD

Per:	(signed) “Jeffrey Lucas”		Per:	(signed) “Ben Gagnon”
	Name:	Jeffrey Lucas		Name:	Ben Gagnon
	Title:	Chief Financial Officer		Title:	Chief Executive Officer

[Signature page to the Share Purchase Agreement]

EXHIBIT A

Interim Project Payments

See attached.

BITFARMS - SUCURSAL PARAGUAY OTROS TIPOS DE INTERMEDIACION MONETARIA Aviadores del Chaco c/Delia Frutos Cel.: (0981) 205 033 Asuncion - Paraguay		Timbrado N° 17865610 Inicio de Vigencia: 28/02/2025 Fecha Fin Vigencia: 31/05/2025 RUC: 80133852-2 PROFORMA 001-001-000X
Fecha de emision: Nombre o Razon Social: RUC/C.I.N° Dirección:	11 de marzo de 2025 Condicion de venta: ZUNZ S.A. 80133852-2 Cnel.Bogado e/Alejo Garcia y Mcal. Estigarribia - Villarrica - Paraguay			Contado ☐	Credito ☐
CANTIDAD	DESCRIPCION	PRECIO UNITARIO	VALOR DE VENTA
			EXENTAS	5%	10%
1	Venta de PDUs y equipamiento de IT				$ 3,913,987.90
SUB TOTAL
TOTAL A PAGAR Gs./ U$s.:

LIQUIDACION DEL IVA:	(5%)	(10%)	355,817.08	TOTAL IVA:	355,817.08

BIT7EVEN SA

CARLOS ABDALA 1270 C/ AVE. SAN MARTIN
TEL - +595 21 663477
ASUNCION - PARAGUAY	Company: Backbone Hosting Solutions INC
Contact: Damian Luis Polla
INVOICE	dpolla@bitfarms.com
VAT: 3517895-7	9160 Blvd Leduc Suite 312
Brossard QC J4Y 0E3 Canada
Nelson Cristaldo	Corporation # 1027733-9
ncristaldo@icloud.com	Project:
Description: Technical Project YGUAZU 200MW
Ref:	Invoice Nro.: 100M-00010

DATE 2/11/25	Terms: 100% transfer

Description	Quantity	Unit Price	Total Cost
Certificado 7 WH	1	$283,304	$283,304
Certificado 8 WH	1	$176,301	$176,301
Certificado 1 infra externa	1	$1,280,881	$1,280,881

	Subtotal	$1,740,486.00
Tax	0.00%	0.00
	Total	$1,740,486.00